SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No.___)*

Allied Esports Entertainment, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

01917019

(CUSIP Number)

April 29, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01917019	13G	Page 2

1	NAME OF REPORTING PERSONS Knighted Pastures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,792,941
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,792,941
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,792,941
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited liability company)

CUSIP No. 01917019	13G	Page 3

1	NAME OF REPORTING PERSONS Roy Choi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,792,941
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,792,941
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,792,941
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 01917019	13G	Page 3

Item 1(a). Name of Issuer:

Allied Esports Entertainment, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

17877 Von Karman Ave. Suite 300

Irvine, CA 92614

Item 2(a). Name of Person Filing:

Knighted Pastures LLC, a California limited liability company, and Roy Choi, its Manager

Item 2(b). Address of Principal Business Office, or if none, Residence:

1933 S. Broadway Suite 746, Los Angeles, CA 90007

Item 2(c). Citizenship:

California/USA

Item 2(d). Title of Class of Securities:

Common Stock, $0.0001 par value

Item 2(e). CUSIP Number:

01917019

Item 3. If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with ' 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________.

CUSIP No. 01917019	13G	Page 4

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Knighted Pastures LLC beneficially owns 1,792,941 shares of Common Stock, which consist of 1,250,000 shares of Common Stock, a warrant to purchase up to 190,000 shares of Common Stock, and a 352,941 shares issuable upon conversion of a Convertible Promissory Note in the outstanding principal amount of $3,000,000 convertible at $8.50 per share. Roy Choi, as the Manager of Knighted Pastures LLC, holds voting and dispositive power of these shares.

(b)	Percent of class:

7.0%

(Based on the Issuer’s Form S-1 filed with the SEC on May 1, which reported that there were 25,184,871shares of Common Stock outstanding as of April 30, 2020.)

(c)	Number of shares as to which such person has:

Knighted Pastures LLC beneficially owns 1,792,941 shares of Common Stock, which consist of 1,250,000 shares of Common Stock, a warrant to purchase up to 190,000 shares of Common Stock, and a 352,941 shares of Common Stock issuable upon conversion of a Convertible Promissory Note in the outstanding principal amount of $3,000,000 convertible at $8.50 per share. Roy Choi, as the Manager of Knighted Pastures LLC, holds voting and dispositive power of these shares of Common Stock.

(i)	Sole power to vote or to direct the vote: 1,792,941 shares of Common Stock, which consist of 1,250,000 shares of Common Stock, a warrant to purchase up to 190,000 shares of Common Stock, and a 352,941 shares of Common Stock issuable upon conversion of a Convertible Promissory Note in the outstanding principal amount of $3,000,000 convertible at $8.50 per share.

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,792,941 shares of Common Stock, which consist of 1,250,000 shares of Common Stock, a warrant to purchase up to 190,000 shares of Common Stock, and a 352,941 shares of Common Stock issuable upon conversion of a Convertible Promissory Note in the outstanding principal amount of $3,000,000 convertible at $8.50 per share.

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. 01917019	13G	Page 5

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certifications.

(a) Not applicable

(b) Not applicable

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 01917019	13G	Page 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2020

KNIGHTED PASTURES LLC

By:	/s/ Allison Hushek *
Roy Choi, Manager

/s/ Allison Hushek *
Roy Choi (individually)

*	By Allison Hushek, as attorney-in-fact for Roy Choi and Knighted Pastures LLC